Exhibit 99.1

São Paulo, May 11, 2023 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the first quarter of 2023 (1Q23) ended March 31, 2023. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

Subscription revenue grew by 18% (or 22%, excluding PAR) in the 2023 cycle to date. The 2023 Annual Contract Value (ACV) was slightly less concentrated in the first two quarters (65.1%) than in the previous year (66.5%), due to the different seasonality and product mix.

In the 2023 cycle to date (4Q22 and 1Q23) net revenue increased 17% to R$908 million, in line with our guidance.

In the 2023 cycle to date Adjusted EBITDA grew 10% reaching R$332 million. EBITDA margin decreased 220 bps compared to the same period in the previous year, from 38,7% to 36,5%, mainly due to provision for doubtful accounts (PDA) made in connection with a large retailer that entered into bankruptcy proceeding in Brazil and higher inventory cost caused by rising inflation on paper and production cost. Those increases were partially offset by operating efficiency gains, cost savings and better mix due to subscription products growth.

Adjusted Net Profit in the 2023 cycle to date decreased 6% compared to Adjusted Net Profit in the same period for the 2022 cycle, totaling R$ 98 million.

1Q23 Free cash flow (FCF) totaled R$36 million , a 188% increase from R$13 million in 1Q22. In the 2023 cycle to date, FCF totaled negative R$7 million an 89% increase from negative R$65 million in 2022. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from negative 52% (2Q21-1Q22) to 31% (2Q22-1Q23) as a result of company growth and constant efficiency pursuance.

In the 2023 cycle to date, university approvals were another highlight for Vasta’s brands. Vasta maintained its leadership in approvals in Brazil’s best universities (according to SISU results – Brazilian Unified Selection System).

Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions tested over decades by the private sector will now be available to the K-12 public schools. K-12 public sector in Brazil comprises more than 32 million students, 5 times the number of students in the Brazilian K-12 private sector.

In the first quarter of 2023 Vasta acquired a 51% stake in Escola Start Ltda. for R$ 4.5 million. Escola Start will be our flagship school boosting our entrance in the bilingual franchise business, responding to an increasingly strong demand of families and students for academic excellence (powered by Anglo content), bilingual education, and innovation.

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MESSAGE FROM MANAGEMENT

With the 1Q23 results reached halfway through the 2023 cycle, we have delivered on our guidance for economic and financial results as anticipated in the previous quarter. In the 2023 cycle to date (4Q22 and 1Q23), net revenue increased 17% to R$908 million, and subscription revenue grew 18% (or 22%, excluding PAR). Complementary solutions continues to present the highest growth rate among our business segments with a 44% growth in the cycle to date compared to the same period of the previous year. The 2023 ACV was slightly less concentrated in the first two quarters (65.1%) than in the previous year (66.5%), due to the different seasonality and product mix.

Moreover, we continue to see the normalization of the company’s profitability and cash flow generation. In 1Q23, Adjusted EBITDA grew 10% to R$332 million , with a margin of 36.5%, a decrease of 220 bps compared to the same period in the previous year, as cycle margin was negatively impacted by 170bps due to provision for doubtful accounts (PDA) made in connection with a large retailer that entered bankruptcy proceeding in Brazil. Moreover, higher inventory cost caused by rising inflation on paper and production costs were partially offset by operating efficiency gains, cost savings and better mix due to subscription products growth. Free cash flow (FCF) totaled R$36 million in 1Q23, a 188% increase from R$13 million in 1Q22. In the 2023 cycle to date, FCF totaled negative R$7 million an 89% increase from negative R$65 million in 2022. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate increased from negative 52% (2Q21-1Q22) to 31% (2Q22-1Q23).

Another highlight of 2023 is that starting in the first semester, we plan to begin offering our products and services to clients in the public sector (B2G), in addition to our existing private school client base. Our broad portfolio of core content solutions, digital platform and complementary services will allow us to access a public-school market in need of the solutions we have developed over decades for private sector. Accordingly, we have taken certain steps to (i) create what we believe to be an attractive portfolio of products and services, focused on state secretariats for education; (ii) allocate managerial and financial resources for this new business initiative; (iii) implement certain business-generating and marketing strategies for the public sector and (iv) establish a robust governance process to guarantee the highest compliance standard. The K-12 Public sector in Brazil comprises more than 32 million students, 5X the Brazilian K-12 Private students.

Start-Anglo, a key pillar of our growth agenda, Start-Anglo continues to grow. In the first quarter of 2023 we acquired a 51% stake of Escola Start Ltda. (“Start-Anglo”), a flagship school focused on promoting bilingual education with high performance in order to respond to an increasingly strong demand from families and students for academic excellence, bilingual education, and innovation. This will be a model-institution for the franchise project that we are launching this year at Bett Brasil, the biggest education event in Latin America that reaches its 28th edition in 2023.

But more important than the improvement in our operating results is the success of our students. According to the results released in early 2023, Vasta’s brands maintained the leadership in the number of approvals in the admission tests of Brazil’s best universities (according to SISU). The performance of our premium brands was particularly highlighted in Medicine, the most competitive career in the country. Our top-of-mind brand Anglo expanded its leadership in admissions for Medicine at the University of São Paulo (USP), with an increase of 13% in admitted students compared to 2022. The top performance at Brazil’s best universities is among the key attributes considered by K-12 schools when choosing a content partner.

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OPERATING PERFORMANCE

Student base – subscription models

	2023	2022	% Y/Y	2021	% Y/Y
Partner schools - Core content	5,032	5,274	(4.6%)	4,508	17.0%
Partner schools – Complementary solutions	1,383	1,304	6.1%	1,114	17.1%
Students - Core content	1,539,024	1,589,224	(3.2%)	1,335,152	19.0%
Students - Complementary content	453,552	372,559	21.7%	307,941	21.0%

Note: Students enrolled in partner schools

As we conclude the period of return of collections, we update the number of partner schools and enrolled students for the 2023 cycle. The company serves nearly 1.5 million students with core content solutions. Our partners school base that use our complementary solutions increased by 79 new schools, growing 6% in the number of students served compared to the previous cycle. Aligned with the company´s strategy to focus on improving our client base in 2023 through a more diversified mix of schools and growth in premium education systems (Anglo, PH and Fibonacci), brands with a higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment and PAR (paper-based), which have higher number of students on average, and a lower margin. Average ticket price of schools that remain in our client base in 2023 is 11% higher than that of schools that are no longer our clients.

FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	1Q23	1Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Subscription	357,211	333,781	7.0%	801,161	680,624	17.7%
Subscription ex-PAR	325,851	296,713	9.8%	703,227	577,597	21.8%
Traditional learning systems	269,678	251,148	7.4%	554,143	474,299	16.8%
Complementary solutions	56,173	45,565	23.3%	149,084	103,298	44.3%
PAR	31,360	37,067	(15.4%)	97,934	103,027	(4.9%)
Non-subscription	45,624	46,801	(2.5%)	106,693	98,217	8.6%
Total net revenue	402,835	380,581	5.8%	907,854	778,840	16.6%

% ACV	29.0%	33.4%	(4.3 p.p.)	65.1%	66.5%	(1.3 p.p.)
% Subscription	88.7%	87.7%	1.0 p.p.	88.2%	87.4%	0.9 p.p.

Note: n.m.: not meaningful

In 1Q23, net revenue increased 5.8% compared to the previous year, to R$403 million. In the 2023 cycle to date (4Q22 and 1Q23), net revenue increased 16.6% to R$908 million, in line with our guidance. Subscription revenue grew 18%, or 22%, excluding PAR, in the 2023 cycle to date. The ACV 2023 was slightly less concentrated in the first two quarters (65.1%) than in the previous year (66.5%), due to the different seasonality and mix of our products.

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EBITDA

Values in R$ ‘000	1Q23	1Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Net revenue	402,835	380,581	5.8%	907,854	778,841	16.6%
Cost of goods sold and services	(155,126)	(129,237)	20.0%	(327,203)	(265,156)	23.4%
General and administrative expenses	(127,281)	(126,088)	0.9%	(247,169)	(252,159)	(2.0%)
Commercial expenses	(51,061)	(47,933)	6.5%	(101,266)	(93,332)	8.5%
Other operating income	994	933	6.5%	(927)	4,286	(121.6%)
Share of loss equity-accounted investees	(528)	-	0.0%	(2,890)	-	0.0%
Impairment losses on trade receivables	(10,380)	(8,896)	16.7%	(39,153)	(19,624)	99.5%
Profit before financial income and taxes	59,453	69,361	(14.3%)	189,246	152,856	23.8%
(+) Depreciation and amortization	68,804	64,287	7.0%	138,672	125,951	10.1%
EBITDA	128,257	133,648	(4.0%)	327,918	278,807	17.6%
EBITDA Margin	31.8%	35.1%	(3.3 p.p.)	36.1%	35.8%	0.3 p.p.
(+) Layoff related to internal restructuring	487	1,459	(66.6%)	1,095	10,871	(89.9%)
(+) Share-based compensation plan	2,666	5,904	(54.8%)	2,773	12,023	(76.9%)
Adjusted EBITDA	131,410	141,011	(6.8%)	331,786	301,700	10.0%
Adjusted EBITDA Margin	32.6%	37.1%	(4.4 p.p.)	36.5%	38.7%	(2.2 p.p.)

Note: n.m.: not meaningful

In the 2023 commercial cycle to date, Adjusted EBITDA grew 10% to R$332 million with a margin of 36.5%, representing a decrease of 220 bps. Cycle margin was negatively impacted by 170 bps due to R$15 million provision for doubtful accounts (PDA) made in connection with a large retailer that entered into bankruptcy proceedings in Brazil.

In 2022 we acquired a 45% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$2.8 million in the 2023 cycle to date, mainly due to the performance of our equity-accounted investee in its early stage of operation.

(%) Net Revenue	1Q23	1Q22	Y/Y (p.p.)	2023 cycle	2022 cycle	Y/Y (p.p.)
Gross margin	61.5%	66.0%	(4.6 p.p.)	64.0%	66.0%	(2.0 p.p.)
Adjusted cash G&A expenses(1)	(13.6%)	(14.1%)	0.4 p.p.	(11.9%)	(12.7%)	0.8 p.p.
Commercial expenses	(12.7%)	(12.6%)	(0.1 p.p.)	(11.2%)	(12.0%)	0.8 p.p.
Impairment on trade receivables	(2.6%)	(2.3%)	(0.2 p.p.)	(4.3%)	(2.5%)	(1.8 p.p.)
Adjusted EBITDA margin	32.6%	37.1%	(4.4 p.p.)	36.5%	38.7%	(2.2 p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring and share-based compensation plan.

In proportion to net revenue, gross margin dropped 200 bps in the cycle to date (from 66% to 64%) mainly due to higher inventory cost caused by rising inflation on paper and production costs while Adjusted cash G&A expenses and Commercial expenses each reduced by 80 bps due to gains in operating efficiency, workforce optimization, cost savings and a sales mix that benefited from the growth of subscription products.

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Reported provisions for doubtful accounts (PDA) grew 1.8 p.p. between the compared commercial cycles. This increase in PDA was due to the provisioning of 100% of accounts receivable from a large Brazilian retail company undergoing bankruptcy proceedings, in the amount of R$ 15.0 million and represents 1.70 p.p. of our growth in reported provisions for doubtful accounts in the 2023 commercial cycle to date. Excluding this factor, the participation of PDA in relation to Vasta's Net Revenue remained stable (2.6% in the 2023 commercial cycle to date compared to 2.5% in 2022 commercial cycle to date).

Finance Results

Values in R$ ‘000	1Q23	1Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Finance income	16,631	15,269	8.9%	48,850	29,116	67.8%
Finance costs	(75,816)	(57,963)	30.8%	(149,849)	(108,972)	37.5%
Total	(59,185)	(42,694)	38.6%	(100,999)	(79,856)	26.5%

In the first quarter of 2023, finance income totaled R$16 million, from R$15 million in 1Q22, and in the 2023 cycle to date, finance income increased 67.8% to R$49 million mainly due to the impact of higher interest rates on financial investments and marketable securities. Finance income in the 2023 cycle to date also includes a R$ 10 million gain due to reversal of tax contingencies incurred in relation to the acquisition of Somos-Anglo. Finance costs in 1Q23 increased 30.8% (quarter-on-quarter), to R$76 million and in the 2023 cycle to date, finance costs increased 37% to R$150 million, driven by higher interest rates applicable to bonds and financings, accounts payable on business combination and provision for tax, civil and labor losses.

Net profit (loss)

Values in R$ ‘000	1Q23	1Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Net profit (loss)	(2,224)	20,190	(111.0%)	73,669	39,970	84.3%
(+) Layoffs related to internal restructuring	487	1,459	(66.6%)	1,095	10,871	(89.9%)
(+) Share-based compensation plan	2,666	5,904	(54.8%)	2,773	12,023	(76.9%)
(+) Amortization of intangible assets(1)	39,069	38,693	1.0%	78,301	74,649	4.9%
(-) Income tax contingencies reversal	-	-	0.0%	(29,715)	-	0.0%
(-) Tax shield(2)	(14,355)	(15,659)	(8.3%)	(27,937)	(33,165)	(15.8%)
Adjusted net profit (loss)	25,642	50,587	(49.3%)	98,185	104,349	(5.9%)
Adjusted net margin	6.4%	13.3%	(6.9 p.p.)	10.8%	13.4%	(2.6 p.p.)

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the first quarter of 2023, adjusted net profit totaled R$26 million, a 49% decrease compared to R$51 million in 1Q22. In the 2023 cycle to date, adjusted net profit reached R$98 million, a 6% decrease from a profit of R$104 million in the 2022 cycle. The gain related to the reversal of tax contingencies incurred in relation to the acquisition of Somos-Anglo, impacting corporate tax and finance results, was adjusted as a one-off gain that benefited the 2023 cycle results.

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Accounts receivable and PDA

Values in R$ ‘000	1Q23	1Q22	% Y/Y	4Q22	% Q/Q
Gross accounts receivable	784,681	628,771	24.8%	718,616	9.2%
Provision for doubtful accounts (PDA)	(72,253)	(52,383)	37.9%	(69,481)	4.0%
Coverage index	9.2%	8.3%	0.9 p.p.	9.7%	(0.5 p.p.)
Net accounts receivable	712,428	576,388	23.6%	649,135	9.8%
Average days of accounts receivable(1)	199	198	1	185	14

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 199 days in the 1Q23, 1 day higher than the first quarter of the previous year.

Free cash flow

Values in R$ ‘000	1Q23	1Q22	% Y/Y	2023 cycle	2022 cycle	% Y/Y
Cash from operating activities(1)	94,647	76,855	23.2%	100,911	39,482	155.6%
(-) Income tax and social contribution paid	(331)	(523)	(36.7%)	(4,748)	(523)	807.8%
(-) Payment of provision for tax, civil and labor losses	(190)	(180)	5.6%	(245)	(293)	(16.3%)
(-) Interest lease liabilities paid	(3,668)	(3,750)	(2.2%)	(7,796)	(6,878)	13.4%
(-) Acquisition of property, plant, and equipment	(5,256)	(34,435)	(84.7%)	(15,797)	(45,893)	(65.6%)
(-) Additions of intangible assets	(38,638)	(19,716)	96.0%	(62,407)	(38,831)	60.7%
(-) Lease liabilities paid	(10,334)	(5,654)	82.8%	(16,928)	(12,344)	37.1%
Free cash flow (FCF)	36,230	12,597	187.6%	(7,009)	(65,278)	(89.3%)
FCF/Adjusted EBITDA	27.6%	8.9%	18.6 p.p.	(2.1%)	(21.6%)	19.5 p.p.
LTM FCF/Adjusted EBITDA	30.8%	(51.8%)	82.6 p.p.	30.8%	(51.8%)	82.6 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$36 million in 1Q23, a 188% increase from R$13 million in 1Q22. In the 2023 cycle to date, FCF totaled negative R$7 million an 89% increase from negative R$65 million in 2022. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from negative 52% (2Q21-1Q22) to 31% (2Q22-1Q23).

Financial leverage

Values in R$ ‘000	1Q23	4Q22	3Q22	2Q22	1Q22
Financial debt	815,927	842,996	811,612	844,778	817,516
Accounts payable from business combinations	599,713	625,277	647,466	585,503	570,660
Total debt	1,415,640	1,468,273	1,459,078	1,430,281	1,388,176
Cash and cash equivalents	42,680	45,765	44,343	147,762	145,998
Marketable securities	331,110	380,516	433,803	417,770	303,675
Net debt	1,041,850	1,041,992	980,932	864,749	938,504
Net debt/LTM adjusted EBITDA(1)	2.85	2.78	2.92	3.04	3.67

(1) LTM adjusted EBITDA includes Eleva. Eleva’s LTM adjusted EBITDA prior to November 2021 may not reflect Vasta’s accounting standards.

As of the end of 1Q23, Vasta recorded net debt in the amount of R$1,042 million, equal to the net debt position of 4Q22. The impacts of higher interest rates was offset by the cash flow generated in the period. The net debt/LTM

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adjusted EBITDA of 2.85x as of 1Q23 is 0.07x higher than 4Q22, but 0.82x lower than 1Q22. In comparison to 1Q22, the net debt position increased by R$ 103 million, due to the impact of higher interest rates and investments made in the minority-stake acquisitions of Educbank (in July 2022) and Phidellis (in February 2022), both of which were partially offset our positive cash flow generated in the period.

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ESG

Since 2Q22, Vasta reports updates about its ESG standards, including a panel of key ESG indicators, in line with the topics identified in the materiality process. Annual consolidated data is available in Vasta's Sustainability Report, which can be found here.

Check below the main highlights of ESG in the first quarter of 2023.

Global Compact

In December, Vasta signed the ten principles of the UN Global Compact on human rights, labor, environment, and anti-corruption. The movement reinforces the Company's commitment to sustainable development and the best ESG practices.

Corporate Sustainability Assessment – S&P

Vasta was ranked 6th globally by S&P Global´s Corporate Sustainability Assessment in Consumer Services category - being a pioneer among peers. It is important to highlight that it was the first year that the questionnaire was answered by the Company, already in a prominent position.

Key Indicators

ENVIRONMENT

SDGs	GRI	Water withdrawn by source[2] (m³)	Unit	2Q22	3Q22	4Q22	1Q23
6	303-3	Ground water	m³	2,674	3,438	2,771	1,930
		Utility supply	m³	187	127	0	936
		Total	m³	2,861	3,565	2,771	2,866
SDGs	GRI	Internal energy consumption	Unit	2Q22	3Q22	4Q22	1Q23
12 and 13	302-1	Total energy consumed	GJ	1,348	1,523	1,934	3,087
		Percentage of energy from renewable sources[3]	%	97%	98%	98%	68%

We expanded the scope covered in energy consumption data. Surveying four more locations, we now include all current VASTA units in the total, which explains the significant increase in our energy consumption. Furthermore, since these aggregate units are not in the free energy market model, the percentage of energy from renewable sources decreased compared to the previous period.

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SOCIAL

SDGs	GRI	Diversity in the work force by functional category	Unit	2Q22	3Q22	4Q22	1Q23
5	405-1	C-level - Women	% of people	20%	25%	25%	25%
		C-level - Men	% of people	80%	75%	75%	75%
		Total - C-level[4]	No. of people	5	4	4	4
		Leaders - Women (≥ management level)	% of people	47%	48%	47%	46%
		Leaders - Men (≥ management level)	% of people	53%	52%	53%	54%
		Total - Leaders (≥ management level)[5]	No. of people	131	134	134	144
		Academic faculty - Women	% of people	31%	80%	19%	21%
		Academic faculty - Men	% of people	69%	20%	81%	79%
		Total - Academic faculty[6]	No. of people	100	84	83	85
		Coordinators and Administrative - Women	% of people	57%	57%	56%	21%
		Coordinators and Administrative - Men	% of people	43%	43%	46%	79%
		Total - Coordinators and Administrative[7]	No. of people	1,521	1,539	1.516	1.493
		Total - Women	% of people	54%	54%	54%	55%
		Total - Men	% of people	46%	46%	46%	45%
		Total - Employees	No. of people	1,757	1,761	1.737	1.729
SDGs	GRI	Indirect economic impact	Unit	2Q22	3Q22	4Q22	1Q23
11	-	Scholarship holders in Somos Futuro program	nº	371	365	349	247
SDGs	GRI	Occupational Health and Safety	Unit	2Q22	3Q22	4Q22	1Q23
3	403-5, 403-9	% of units covered by the Environmental Risk Prevention Program	%	100%	100%	100%	100%
		Total employees trained in health and safety[8]	No. of people	110	346	710	543
		Total number of hours training in health and safety	No.	2,871	375	618	348
		Average number of hours training in health and safety per participant[9]	No.	4.4	1.1	1,2	1,6
		Total number of hours of on-site training for fire brigade	No.	408	56	0	0
		Average number of hours of on-site training for fire brigade per participant[9]	No.	8.0	8	0	0
		Employees - Injury frequency rate[10]	rate	3.75	4.06	3,89	3,17
		Employees - High-consequence injuries rate[11]	rate	0.00	0,00	0,00	0,00
		Employees - Recordable injuries rate[12]	rate	0.94	3.04	0,00	1,06
		Employees - Fatality rate[13]	rate	0.00	0.00	0,00	0,00

Diversity

As of the end of the first quarter of 2023, our total headcount was 1,729. In terms of gender diversity, 46% of leadership positions (management and above) are held by women. Women account for 21% of academic staff. We are committed

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to increasing diversity in our workforce. One of the initiatives is SOMOS Afro, a program of internships exclusively aimed at black people, a talent development initiative that continued throughout the first quarter.

Indirect Economic Impact

We continued the Somos Futuro Program, an initiative aimed at accelerating the education of public-school students. In the first quarter, 247 young people enrolled in the high school program, which in addition to the scholarship offered by the school includes didactic and supplementary material, online tutoring, mentoring, and access to the program's entire support network, which includes psychological counseling. This action is carried out through our social arm, SOMOS Institute.

Health and Safety

Vasta has a health and safety management system (SST) that nurtures a safe and healthy environment for all employees, preventing accidents and occupational diseases.

GOVERNANCE

SDGs	GRI	Ethical behavior	Unit	2Q22	3Q22	4Q22	1Q23
8, 16	205-1, 205-2, 205-3	Employees trained in anti-corruption policies and procedures	% of people	100%	100%	100%	100%
		Operations submitted to corruption-related risk assessment	% of operations	100%	100%	100%	100%
		Number of confirmed cases of corruption	No. of cases	0	0	0	0
SDGs	GRI	Data privacy and infrastructure	Unit	2Q22	3Q22	4Q22	1Q23
16	418-1	Substantiated complaints received from outside parties	No.	28	20	17	19
		Substantiated complaints received from regulatory bodies	No.	0	0	0	0
		Identified leaks, thefts, or losses of customer data	No.	0	0	0	0
SDGs	GRI	Diversity in the Board of Directors	Unit	2Q22	3Q22	4Q22	1Q23
5	405-1	Women	% of people	29%	29%	29%	29%
		Men	% of people	71%	71%	71%	71%
		Total	nº of people	7	7	7	7

Ethical behavior

We have enhanced our internal procedures to advance ethical conduct in our business by initiating due diligence processes for critical suppliers and in mergers and acquisitions (M&A). Previously, our due diligence efforts focused on contracts involving governmental entities.

Data Privacy

Our Privacy Portal received 28 requests in the first quarter of 2023, of which 19 were considered valid, i.e., involving issues related to the rights of a data subject, pursuant to the Brazilian General Data Protection Law. In general, the requests involved the correction, updating and/or modification of personal information.

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FOOTNOTES:
SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
NA	Indicator discontinued or not measured in the quarter.
1	Quarterly monitoring of a selection of material indicators. For further information, consult our Sustainability Report, available here.
2	Based on invoices from sanitation concessionaires.
3	Acquired from the free energy market.
4	CEO, vice presidents reporting directly to the CEO and all directors.
5	Management, senior management and leadership positions not reporting directly to the CEO (regional directors, unit directors and vice presidents).
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, academic coordination, specialists, adjuncts, assistants, and analysts.
8	All the employees undergoing training in the period.
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000.
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	(Accidents with leave + Fatalities)/ MHT x 1,000,000.
13	Fatalities/ MHW x 1,000,000.

CONFERENCE CALL INFORMATION

Vasta will discuss its first quarter 2023 results on May 11, 2023, via a conference call at 6:00 p.m. Eastern Time. To access the call [(ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989]. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Operating cash flow (OCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Operating cash flow (OCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Operating cash flow (OCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

ACV Bookings is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV Bookings is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV Bookings as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV Bookings by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV Bookings. ACV Bookings are calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV Bookings for the respective sales cycle. Our reported ACV Bookings are subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	March 31, 2023	December 31, 2022
Current assets
Cash and cash equivalents	42,680	45,765
Marketable securities	331,110	380,514
Trade receivables	712,428	649,135
Inventories	263,220	266,450
Taxes recoverable	33,608	19,120
Income tax and social contribution recoverable	19,152	17,746
Prepayments	77,227	56,645
Other receivables	2,244	972
Related parties – other receivables	993	1,759
Total current assets	1,482,662	1,438,106

Non-current assets
Judicial deposits and escrow accounts	189,727	194,859
Deferred income tax and social contribution	169,812	170,851
Equity accounted investees	82,611	83,139
Other investments and interests in entities	8,272	8,272
Property, plant and equipment	191,192	197,688
Intangible assets and goodwill	5,421,458	5,427,676
Total non-current assets	6,063,072	6,082,485

Total Assets	7,545,734	7,520,591

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Consolidated Statements of Financial Position (continued)

Liabilities	March 31, 2023	December 31, 2022
Current liabilities
Bonds	66,455	93,779
Suppliers	223,457	250,647
Reverse factoring	199,116	155,469
Lease liabilities	24,196	23,151
Income tax and social contribution payable	-	5,564
Salaries and social contributions	132,631	100,057
Contractual obligations and deferred income	85,844	57,852
Accounts payable for business combination and acquisition of associates	48,577	73,007
Other liabilities	33,689	29,630
Other liabilities - related parties	430	54
Total current liabilities	814,395	789,210

Non-current liabilities
Bonds	749,472	749,217
Lease liabilities	115,140	117,412
Accounts payable for business combination and acquisition of associates	551,136	552,270
Provision for tax, civil and labor losses	655,123	651,252
Other liabilities	26,862	31,551
Total non-current liabilities	2,097,733	2,101,702

Total current and non-current liabilities	2,912,128	2,890,912

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	83,189	80,531
Treasury shares	(23,880)	(23,880)
Accumulated losses	(250,065)	(247,787)
Total Shareholder's Equity	4,630,059	4,629,679

Interest of non-controlling shareholders	3,547	-

Total Liabilities and Shareholder's Equity	4,633,606	4,629,679

Total Liabilities and Shareholder's Equity	7,545,734	7,520,591

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Consolidated Income Statement

	March 31, 2023	March 31, 2022

Net revenue from sales and services	402,835	380,581
Sales	393,688	371,886
Services	9,147	8,695

Cost of goods sold and services	(155,126)	(129,237)

Gross profit	247,709	251,344

Operating income (expenses)	(187,728)	(181,984)
General and administrative expenses	(127,281)	(126,088)
Commercial expenses	(51,061)	(47,933)
Other operating income	994	933
Impairment losses on trade receivables	(10,380)	(8,896)

Share of loss of equity-accounted investees	(528)	-

Profit before finance result and taxes	59,453	69,360

Finance result	(59,185)	(42,694)
Finance income	16,631	15,269
Finance costs	(75,816)	(57,963)

Profit before income tax and social contribution	268	26,666

Income tax and social contribution	(2,492)	(6,476)
Current	(1,454)	(5,523)
Deferred	(1,038)	(953)

Net (loss) profit for the period	(2,224)	20,190

Allocated to:
Controlling shareholders	(2,278)	20,190
Non-controlling shareholders	54	-

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Consolidated Statement of Cash Flows

	For the period ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution	268	26,666
Adjustments for:
Depreciation and amortization	68,804	64,287
Depreciation to digital book	2,028	-
Share of loss profit of equity-accounted investees	528	-
Impairment losses on trade receivables	10,380	8,896
Reversal for tax, civil and labor risks, net	(4,423)	(6,109)
Interest on provision for tax, civil and labor losses	8,485	11,454
Provision for obsolete inventories	3,023	6,780
Interest on bonds	30,591	23,975
Contractual obligations and right to returned goods	4,762	(10,732)
Interest on accounts payable for business combination	18,031	13,694
Imputed interest on suppliers	7,074	-
Share-based payment expense	2,658	4,126
Interest on lease liabilities	3,385	3,596
Interest on marketable securities	(9,417)	(11,459)
Cancellations of right-of-use contracts	3,053	-
Residual value of disposals of property and equipment and intangible assets	3	(1,285)
	149,233	133,889
Changes in
Trade receivables	(72,466)	(79,574)
Inventories	556	26,787
Prepayments	(20,520)	(17,266)
Taxes recoverable	(17,220)	(2,434)
Judicial deposits and escrow accounts	5,132	1,245
Other receivables	(16)	1,123
Related parties – other receivables	766	(625)
Suppliers	2,125	(3,568)
Salaries and social charges	32,097	13,153
Tax payable	(5,474)	(5,852)
Contractual obligations and deferred income	20,464	13,976
Other liabilities	(406)	4,880
Other liabilities - related parties	376	(8,879)
Cash from operating activities	94,647	76,855
Payment of interest on leases	(3,668)	(3,750)
Payment of interest on bonds	(57,914)	(37,640)
Payment of interest on business combinations	(15,820)	-
Income tax and social contribution paid	(331)	(523)
Payment of provision for tax, civil and labor losses	(190)	(180)
Net cash from operating activities	16,724	34,762
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(5,256)	(34,435)
Additions of intangible assets	(38,638)	(19,716)
Acquisition of subsidiaries net of cash acquired	(3,205)	(8,475)
Purchase of investment in marketable securities	(362,606)	(707,080)
Proceeds from investment in marketable securities	421,427	581,214
Net cash from (applied in) investing activities	11,722	(188,492)
CASH FLOWS FROM FINANCING ACTIVITIES
Lease liabilities paid	(10,334)	(5,654)
Payments of accounts payable for business combination	(21,197)	(4,511)
Net cash from (applied in) financing activities	(31,531)	(10,165)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,085)	(163,895)
Cash and cash equivalents at beginning of period	45,765	309,893
Cash and cash equivalents at end of period	42,680	145,998
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,085)	(163,895)

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